# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ConnectM Technology Solutions, Inc., CIK 0001895249
CUSIP: 207944109
Title of class of securities: Common Stock Shares, $0.0001 par value per share
Address of issuer's principal executive offices: 2 MOUNT ROYAL AVENUE, SUITE 550, MARLBOROUGH, Massachusetts (MA), 01752
Date of event which requires filing of this statement: 05/05/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002062892

## Reporting persons
- SRISID LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 7,553,664; sole dispositive power 0; shared dispositive power 7,553,664; aggregate amount beneficially owned 7,553,664 (14.8% of the class)
- ARUMILLI LLC: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 5,069,384; sole dispositive power 0; shared dispositive power 5,069,384; aggregate amount beneficially owned 5,069,384 (9.9% of the class)
- Win-Light Global Co. Ltd: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 3,475,016; sole dispositive power 0; shared dispositive power 3,475,016; aggregate amount beneficially owned 3,475,016 (6.8% of the class)

## Item 1. Issuer
Name of issuer: ConnectM Technology Solutions, Inc.
Address of issuer's principal executive offices: 2 MOUNT ROYAL AVENUE, SUITE 550, MARLBOROUGH, MASSACHUSETTS, 01752.

## Item 2. Person Filing
Name of person filing: SriSid LLC, Arumilli LLC, Win-Light Global Co. Ltd
Address of principal business office or, if none, residence:
SriSid LLC: 18 Barrington Drive, Wheeling, WV 26003

Arumilli LLC: 11 Schanck Dr, Edison, NJ, 08820

Win-Light Global Co. Ltd: Unit 8, 3/F. Qwomar Trading, Blackbume Rd, Port Purcell Road Town, D8, VG1110
Citizenship:
SriSid LLC: U.S.
Arumilli LLC: U.S.
Win-Light Global Co. Ltd: British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
SriSid LLC: 7,553,664 shares
Arumilli LLC: 5,069,384 shares
Win-Light Global Co. Ltd.: 3,475,016 shares
Percent of class:
SriSid LLC: 14.8%
Arumilli LLC: 9.9%
Win-Light Global Co. Ltd.: 6.8%
Sole power to vote or to direct the vote:
SriSid LLC: 0 shares
Arumilli LLC: 0 shares
Win-Light Global Co. Ltd.: 0 shares
Shared power to vote or to direct the vote:
SriSid LLC: 7,553,664 shares
Arumilli LLC: 5,069,384 shares
Win-Light Global Co. Ltd.: 3,475,016 shares
Sole power to dispose or to direct the disposition:
SriSid LLC: 0 shares
Arumilli LLC: 0 shares
Win-Light Global Co. Ltd.: 0 shares
Shared power to dispose or to direct the disposition:
SriSid LLC: 7,553,664 shares
Arumilli LLC: 5,069,384 shares
Win-Light Global Co. Ltd.: 3,475,016 shares

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: see exhibit

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement

## Signatures
- SRISID LLC: Ignatious Doupaty, Manager (05/05/2025)
- ARUMILLI LLC: Subba Arumilli, Manager (05/05/2025)
- Win-Light Global Co. Ltd: Yuemei Zhu, Director (05/05/2025)